

September 19, 2014

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA   02464

> **Re: TripAdvisor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 11, 2014**
> **File No. 001-35362**

Dear Ms. Bradley:

We have reviewed your letter dated September 11, 2014 and have the following comment.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 21</u>

1.   We acknowledge your response to prior comment 1, however, the information that was evaluated in determining whether any other employee was an executive officer as defined in Rule 3b-7 of the Exchange Act appears to take too broad a view of that definition. In that regard, we note that the rule does not require that a vice president or other officer "in charge of a principal business unit, division or function" have a policy making function or be able to independently act without approval from another executive officer, such as your Chief Executive or Chief Financial Officer. That is, a vice president or other officer or employee in charge of a principal business unit or function would be considered an executive officer under the rule by virtue of that role and irrespective of such person's ability to set policy or engage in certain of the functions described in your response. It appears, based on your disclosures about your business operations and the list of management on your investor relations website, that there are other employees in charge of principal business units or functions that could be executive officers as defined in the rule. In your response, please identify the two most highly compensated officers, other than Messrs. Kaufer and Kalvert and Ms. Bradley, who were serving as officers as of December 31, 2013, provide us with position descriptions and/or employment agreements for those employees, and provide us with further analysis regarding whether each person so identified is an executive officer within the meaning of Rule 3b-7 of the Exchange Act.

You may contact Luna Bloom, Staff Attorney, at (202) 551-3194 if you have any questions. If you require further assistance, please contact the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director